

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2020

Robert Brantl
Chairman, Chief Executive Officer, and Chief Financial Officer
HYB Holding Corp.
52 Mulligan Lane
Irvington, NY 10533

>   **Re: HYB Holding Corp.**
>   **Registration Statement on Form 10**
>   **Filed March 19, 2020**
>   **File No. 0-51012**

Dear Mr. Brantl:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action. or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing